Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 000-22366

Subject Company: LTX Corporation

Commission File No.: 000-10761

June 23, 2008

Dear Credence Employees,

This morning we announced that we have entered into a definitive merger agreement with LTX Corporation. I would like to take this opportunity to share with you the strategic rationale and implications of this decision, and why we believe it will further ensure our future success.

Strategic Rationale

For several years, it has been commonplace to hear that consolidation in the ATE industry is needed. LTX and Credence have each been considering the possibilities. It became clear to both organizations that by combining our respective strengths, we could build a financially and operationally stronger company that could better service the worldwide semiconductor test market and increase shareholder value.

As a combined company, we will deliver focused, cost-optimized solutions that enable our customers to implement best in class test strategies to maximize their profitability. The merger will bring together a complementary portfolio of technologies, the largest installed base of testers in the Asia-Pacific region, and a global network of strategically deployed applications and support resources – all focused on reducing our customers’ cost of test and speeding their time to market.

A New Organization

The result of the merger of Credence and LTX will be a new test company – with the financial strength, growth opportunities, critical mass and operational efficiency necessary to lead the industry. I will become Executive Chairman of the new entity. David Tacelli, President and CEO of LTX, will become President and CEO. Mark Gallenberger, CFO of LTX, will become CFO of the new company. Casey Eichler, CFO of Credence, will stay with the combined company through a transition period.

Current Status

With the details of the agreement complete and signed, we are currently working to obtain shareholder and governmental approvals. In addition, our efforts have turned to developing integration plans for the two companies. We expect the transaction to close on September 30th 2008, after which we will move forward with our integration activities.

It is important to remember that until the merger closes, we must go about business as usual. LTX and Credence are still separate entities, and we must operate that way. It is also critical that we continue to demonstrate our commitment to our customers by continuing to provide the highest caliber of products, delivery, service, and support that they have come to rely on from Credence. It is our goal, and your responsibility, to make this merger process seamless to our customers as we work to build our new organization.

More Information

To provide more information, we’ve added the following documents to our Intranet:

•	LTX Corporate Profile – This brief profile provides general information about the company, with additional information available on their web site.

•	LTX/Credence Key Messages – This document outlines the key messages surrounding the merger, providing an initial vision of the company that we will build together.

•	FAQs – Answers to many of the questions you or your customers may be asking.

In addition, we will be using emails, employee meetings, and our open door policy to provide you with as much information as possible. As we move through the process, you can also address any additional questions with HR partners and we will work to answer them for all employees as appropriate. Please remember that between now and September 30th, the management team is unable to provide any additional information other than what is in the documents we have posted on the Intranet for you.

In Closing

I would like to ask for your support and patience as we work to build our new company. We will face challenges as we move forward, but I firmly believe this is the right partnership, at the right time, for the future growth of both companies. Thank you in advance for your support as we create our new company.

Best,

/s/ Lavi
Lavi

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.

A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this letter regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipates synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.